UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Switch, Inc.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Title of Class of Securities)

87105L104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 9,082,665
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 9,082,665

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,082,665
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 20.2%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

	(a)	Name of Issuer Switch, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 7135 S. Decatur Boulevard Las Vegas, NV 89118

Item 2.

	(a)	Name of Person(s) Filing Intel Corporation (“Intel”)

	(b)	Address of Principal Business Office or, if none, Residence 2200 Mission College Boulevard Santa Clara, California 95054-1549

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Class A common stock, $0.001 par value per share

	(e)	CUSIP Number 87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Intel Corporation	0	9,082,665	9,082,665	20.2	%*

*	Based upon information contained in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2017, reflecting 35,937,500 shares of Class A common stock, par value $0.001 per share, of the Issuer (“Class A Common Stock”) outstanding as of November 10, 2017.

The Reporting Person does not directly own any shares of common stock or other equity of Switch, Inc. (the “Issuer”). By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, the Reporting Person is deemed to own beneficially the common stock of the Issuer that is owned by Intel Capital Corporation (“Intel Capital”), a wholly-owned subsidiary of the Reporting Person.

The Issuer is the manager of Switch, Ltd., operates and controls all of the business and affairs of Switch, Ltd. and, through Switch, Ltd. and its subsidiaries, conducts its business.

Intel Capital holds 9,082,665 shares of Class B common stock, par value $0.001 per share, of the Issuer (“Class B Common Stock”). Intel Capital also holds 9,082,665 common units of Switch, Ltd. (the “Common Units”). The shares of Class B Common Stock and the Common Units were acquired in connection with the recapitalization of Switch Ltd. and the Issuer’s corporate restructuring and initial public offering. One share of Class B Common Stock was issued for each Common Unit held by Intel Capital. Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, the shares of Class B Common Stock confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof. The Common Units have an economic interest in Switch, Ltd., but no voting interest. The Common Units are redeemable on a one-for-one basis for shares of Class A Common Stock or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A Common Stock. Upon any redemption of Common Units, one share of Class B Common Stock will be automatically forfeited and cancelled for each Common Unit so redeemed.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

INTEL CORPORATION

By:	/s/ Susie Giordano
Name:	Susie Giordano
Title:	Corporate Vice President and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Susie Giordano and Steven R. Rodgers, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of August 7, 2017.

INTEL CORPORATION

By:	/s/ Robert H. Swan
Robert H. Swan Executive Vice President and Chief Financial Officer